Exhibit 99.1

Obsidian Energy Announces Voting Results from the 2024 Annual and Special Meeting of Shareholders

•	New corporate presentation and management webcast available for replay on website

CALGARY, May 2, 2024 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that at its annual and special meeting of shareholders held on May 2, 2024, Obsidian Energy’s shareholders approved all resolutions outlined in the Notice of 2024 Annual and Special Meeting and Management Proxy Circular dated March 15, 2024 (the “Information Circular”), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com.

1.	Appointment of Auditor

By resolution passed by show of hands, KPMG LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
Shani Bosman	26,232,519	85.09%	4,597,679	14.91%
John Brydson	25,208,890	81.77%	5,621,308	18.23%
Raymond D. Crossley	25,942,061	84.14%	4,888,137	15.86%
Michael J. Faust	25,974,751	84.25%	4,855,447	15.75%
Edward H. Kernaghan	25,839,866	83.81%	4,990,332	16.19%
Stephen Loukas	26,467,470	85.85%	4,362,728	14.15%
Gordon Ritchie	26,413,688	85.67%	4,416,510	14.33%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
22,285,445	72.28%	7,931,357	27.72%

NEW CORPORATE PRESENTATION AND WEBCAST

Today, Obsidian Energy’s management team held a webcast presentation live on the Internet (the “Presentation”) for investors, shareholders and stakeholders to discuss the Company’s strategy, assets, value and plans for the future.

The updated corporate presentation has been posted to our website, and the full webcast Presentation is available for replay either through our website or directly at the webcast portal.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com